

July 13, 2011

Via E-mail
Darin M. Myman
Chief Executive Officer
Peoplestring Corporation
157 Broad Street, Suite 109
Red Bank, NJ 07701

Re: Peoplestring Corporation
Registration Statement on Form S-1
Filed June 16, 2011
File No. 333-174949

Dear Mr. Myman:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that both your Series A Common Stock Purchase Warrant and your Series C Common Stock Purchase Warrant appear to contain "full-ratchet" pricing mechanisms. Specifically, it seems that Section 3(b) of these warrants provides for a reduction in the exercise price of the applicable warrant to any lower price at which the company grants common stock, or to any lower strike price of a derivative security issued by the company, during the exercise period of the warrant.

Accordingly, please revise your disclosure throughout the filing to ensure that it accurately describes the full-ratchet pricing adjustment provision of these warrants. In particular, you should expand your description of the warrants on page 19 to describe clearly the price protection afforded the Series A and Series C warrant holders in the event that the company issues stock at a lower price than the exercise price or issues derivative securities with a lower strike price. Revise the following disclosure to avoid suggesting that the full-ratchet pricing adjustment provision is akin to adjustments for the other sorts of transactions identified: "[T]he exercise price of the Warrants [is] subject to adjustment for reverse and forward stock splits, stock dividends, stock combinations <u>and other similar transactions</u> of the common stock that occur after the Closing Date" (emphasis added). Refer to Item 202 of Regulation S-K.

2.   Please also review your filing to ensure that you consistently indicate that the exercise prices of the Series A, B and C warrants are subject to adjustment, as certain disclosures currently suggest that the exercise prices of all three series of warrants are fixed.

3.   In addition, please expand your risk factor disclosure to describe the risks to current shareholders and potential investors that are presented by the full-ratchet exercise price adjustment feature of your Series A and C warrants.

Registration Fee Table, page 2

4.   Please explain the meaning and purpose of footnote 2 to the fee table. In this regard, it is unclear what you mean by the "limitation set forth pursuant to Rule 415."

5.   Further, we again refer to your statement on page 19 that "the exercise price of the Warrants [is] subject to adjustment for reverse and forward stock splits, stock dividends, stock combinations and other similar transactions of the common stock that occur after the Closing Date." Please confirm your understanding that Rule 416 under the Securities Act will not be applicable to additional shares issuable as a consequence of "full-ratchet" exercise price adjustments. For guidance, refer to Question 213.02 of our Securities Act Rules Compliance and Disclosure Interpretations.

Selling Security Holders, page 14

6.   Please ensure that the filing describes all material transactions and relationships between the company and each of the selling shareholders during the past three years. See Item 507 of Regulation S-K. In this regard, please describe in materially-complete terms the transactions whereby the shares to be offered for resale by Cougar Trading, LLC, were issued.

7.   Further, please tell us in your response letter the type of business engaged in by Cougar Trading, as the name of this security holder suggests that it may be engaged in the business of trading securities. In this regard, we note the statement that to your knowledge, none of the selling shareholders is a broker-dealer or broker-dealer affiliate.

Item 15. Recent Sales of Unregistered Securities, page 36

8.   If the company issued securities to Cougar Trading in an unregistered transaction within the past three years, please revise your disclosure regarding recent sales of

unregistered securities to provide the required information relating to this issuance. Refer to Item 701 of Regulation S-K.

Exhibit 5.1, Opinion of Anslow & Jaclin

9.   Your registration statement seeks to register the resale of shares of your common stock by selling security holders, but the legality opinion is given with respect to "the warrants to be sold by the selling security-holders." Please have counsel file a revised opinion that addresses the securities being registered for resale.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Katherine Wray, Attorney-Advisor, at (202) 551-3483 with any questions. If you thereafter require further assistance you should contact me at (202) 551-3462.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief - Legal

cc: Via E-mail
        Gregg E. Jaclin, Esq., Anslow & Jaclin, LLP